FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated May 18, 2005 (“TDC Mobile Launches BlackBerry")	Page No 3

Document 1

May 18, 2005

FOR IMMEDIATE RELEASE

TDC Mobile Launches BlackBerry

Taastrup, Denmark and Waterloo, ON – TDC Mobile and Research In Motion (RIM) (Nasdaq: RIMM: TSX: RIM) today announced the introduction of BlackBerry® to Danish mobile professionals for the first time. TDC Mobile is launching the new service with the BlackBerry 7290 Wireless Handheld™.

The BlackBerry 7290™ combines e-mail, phone, text messaging, organizer, web and corporate data applications in a single handheld. The BlackBerry 7290 delivers an exceptional voice experience with quad-band support (operating on the GSM/GPRS 850/900/1800/1900 MHz frequencies) enabling domestic and international roaming, and also features Bluetooth® support for use with wireless headsets and car kits. In addition, the BlackBerry 7290 features 32 MB flash memory and 4 SRAM, a bright LED backlight, as well as an optimized QWERTY keyboard for easy dialing and typing.

“TDC Mobile is committed to providing its customers with the best mobile solutions on the market and BlackBerry is the leading wireless solution for mobile customers who want to stay connected and productive while on the go. We are pleased to bring the BlackBerry 7290 to our customers, providing them with an advanced wireless solution for their communication and information needs,” said Peter Ibsen, Senior Vice President, TDC Mobile.

BlackBerry enables always-on synchronization with email and other corporate data applications. This means that the user is not required to do anything in order to pick up new email – BlackBerry “pushes” information to the device automatically.

“BlackBerry is already an international success story with over three million subscribers around the world. We are very pleased to be working with TDC Mobile to extend the reach of BlackBerry into the Danish market and help mobile professionals enhance their communications and productivity,” said Mark Guibert, Vice President, Corporate Marketing, Research In Motion.

Customers traveling abroad will also benefit greatly from BlackBerry as TDC Mobile has concluded more roaming agreements with international operators than any other company in Denmark. At the moment, TDC Mobile’s customers will be able to use BlackBerry with 86 operators in 44 countries.*

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

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About TDC

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC has six main business lines; TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV, TDC Directories and TDC Services. TDC was partly privatized in 1994 and fully privatized in 1998. The shares are primarily held by institutional investors and private individuals in Europe and the USA. Read more about BlackBerry from TDC Mobile here (in Danish): www.tdcmobil.dk/blackberry

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and Intranet-based applications. RIM technology also enables a broad array of third-party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies is used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

For further information, please contact:

Media Contacts:
TDC's Press Office, tel. +45 70 20 35 10
www.tdc.com

Hotwire PR for RIM
+44 207 608 2500
Courtney Flaherty
Brodeur Worldwide for RIM
+1 212.771.3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

* Please check with tdcmobil.dk for roaming agreements.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	May 18, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller